CMA Multi-State Municipal Series Trust
Series Number: 13
File Number: 811-5011
CIK Number: 810598
CMA Arizona Municipal Money Fund
For the Year Ending: 03/31/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the year ended March 31, 2004.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

09/09/2003	$2,500	Mesa Ariz Indl Dev Auth	0.84%	01/01/2029
10/10/2003	1,700	Puerto Rico Commonwealth	0.81	12/01/2015
10/16/2003	1,600	Mesa Ariz Indl Dev Auth	0.91	01/01/2029
12/23/2003	1,555	Mesa Ariz Indl Dev Auth	1.10	01/01/2029
01/28/2004	1,655	Mesa Ariz Indl Dev Auth	0.97	01/01/2029
02/19/2004	600	Mesa Ariz Indl Dev Auth	0.94	01/01/2029
02/23/2004	12,500	Puerto Rico Commonwealth	0.87	12/01/2015
03/19/2004	320	Mesa Ariz Indl Dev Auth	1.00	01/01/2029